Exhibit 3.1

CERTIFICATE OF AMENDMENT

of the

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Under Section 242 of the Delaware General Corporation Law

Trovagene, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) hereby certifies as follows:

FIRST: That the Board of Directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware this Certificate of Amendment of the Corporation’s Amended and Restated Certificate of Incorporation (this “Amendment”) to combine each six (6) shares of the Corporation’s common stock, par value $0.0001 per share (the “Common Stock”), either issued and outstanding or held by the Corporation as treasury stock, into one (1) share of Common Stock; (ii) declaring this Amendment to be advisable, submitted to and considered by the stockholders of the Corporation entitled to vote thereon for approval by the affirmative vote of such stockholders in accordance with the terms of the Corporation’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”); and (iii) recommending this Amendment for approval by the stockholders of the Corporation.

SECOND: That this Amendment was duly adopted in accordance with the terms of the Certificate of Incorporation and the provisions of Section 242 of the DGCL by the stockholders of the Corporation.

THIRD: Effective at 12:01 a.m. (New York City time) on February 19, 2019 (with such time on such date being the “Effective Time”), the Amended and Restated Certificate of Incorporation shall be amended by amending the Article “FOURTH” thereof to insert the following at the end thereof:

“Effective at 12:01 a.m. (New York City time) on February 19, 2019 (the “Effective Time”), each six (6) shares of Common Stock either issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time shall be combined into one (1) share of Common Stock (the “Reverse Stock Split”). Further, every right, option and warrant to acquire shares of Common Stock outstanding immediately prior to the Effective Time shall, as of the Effective Time and without any further action, automatically be reclassified into the right to acquire one (1) share of Common Stock based on the above ratio, but otherwise upon the terms of such right, option or warrant (except that the exercise or purchase price of such right, option or warrant shall be proportionately adjusted). No fractional share shall be issued upon the Reverse Stock Split, nor shall stockholders who otherwise would be entitled to receive fractional shares of Common Stock receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests; rather, fractions shall be rounded up to the next whole share. Upon surrender by a holder of a certificate or certificates for Common Stock (or, if lost, an acceptable affidavit of loss is delivered to the Corporation), the Corporation shall, as soon as practicable thereafter, issue and deliver to such holder, or to the nominee or assignee of such holder, a new certificate or certificates for the number of shares of Common Stock that such holder shall be entitled to following the Reverse Stock Split.”

IN WITNESS WHEREOF, I have executed this Amendment this 13th day of February 2019.

By:	/s/ Thomas Adams
Name:	Thomas Adams
Title:	Chief Executive Officer